FILED PURSUANT TO
RULE 424 (B) (3)
REGISTRATION NO: 333-159167

THE GC NET LEASE REIT, INC.

SUPPLEMENT NO. 5 DATED JUNE 10, 2010

TO THE PROSPECTUS DATED NOVEMBER 6, 2009

This document supplements, and should be read in conjunction with, the prospectus of The GC Net Lease REIT, Inc. dated November 6, 2009, Supplement No. 3 thereto dated April 7, 2010 and Supplement No. 4 thereto dated May 19, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering and the ownership of our operating partnership;

•	our acquisition of a property located in Monee, Illinois; and

•	our entry into a revolving credit facility with KeyBank.

Status of Our Offering and Ownership of Our Operating Partnership

We commenced the initial public offering of shares of our common stock on November 6, 2009. As of June 8, 2010, in connection with our initial public offering, we have issued 591,562 shares of our common stock for gross proceeds of approximately $5.90 million. Through June 8, 2010, we have received aggregate gross offering proceeds of approximately $8.26 million from the sale of shares in a private offering of our shares, which commenced on February 20, 2009 and terminated on November 6, 2009, and our initial public offering. As of June 8, 2010, approximately 81.90 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond November 6, 2011, which is two years after the effective date of this offering, unless extended by our board of directors for an additional year as permitted under applicable law. We also reserve the right to terminate the initial public offering at any time.

As of June 4, 2010, we own 22.5% of the limited partnership units of our operating partnership, The GC Net Lease REIT Operating Partnership, L.P., and certain affiliates of our sponsor, Griffin Capital Corporation, including our President and Chairman, Kevin A. Shields, and our Vice President — Acquisitions, Don Pescara, own 63.1% of the limited partnership units of our operating partnership. The remaining 14.4% of the limited partnership units are owned by third parties.

Acquisition of Will Partners Property

On June 4, 2010, we, through our operating partnership, acquired all of the ownership interests in a single-story, warehouse/distribution facility consisting of approximately 700,200 square feet located in Monee, Illinois (“Will Partners”) from three third party contributors and an entity owned by our

President and Chairman, Kevin A. Shields. The Will Partners property is 100% leased to a single tenant, World Kitchen, LLC, on a net lease basis. The acquisition price for the Will Partners property was approximately $26.32 million, which acquisition price was supported by an independent, third-party appraisal. In exchange for the contribution of the Will Partners property, we caused our operating partnership to issue approximately 813,000 operating partnership units to the contributors, representing a net equity contribution of approximately $8.13 million, and our operating partnership secured debt financing of approximately $16.9 million under the secured revolving credit facility with KeyBank discussed below, with the remainder of the purchase price and the acquisition fees and expenses paid in connection with the contribution to be funded using proceeds from our initial public offering.

We acquired the Will Partners property for, among others, the following reasons:

•

the Will Partners property is generating approximately $2.3 million in annual base rental revenues, on a cash basis, and annual net operating income of approximately $1.3 million, and provides cash flows for the payment of distributions to stockholders;

•	the Will Partners property is consistent with our investment strategy of investing in mission critical properties; and

•	the tenant occupying the Will Partners property is a strong, creditworthy tenant.

The Will Partners property was acquired by the contributors in 2005. At the time of the contribution, the total amount invested by the contributors in the Will Partners property was approximately $24.0 million. The difference of approximately $2.32 million between this total investment amount and the acquisition price represents the net gain associated with the Will Partners property.

As required by our charter, because the Will Partners property was acquired from contributors that include one of our affiliates, the purchase price for the property did not exceed its fair market value as determined by a competent independent appraiser, and the acquisition was approved by a majority of our directors who have no financial interest in the transaction, including a majority of our independent directors. Additionally, as required by our charter, because the purchase price exceeds the cost paid by the contributors, our board of directors determined that there was substantial justification for the excess cost based upon, among others, the following factors:

•	the amount of time that has elapsed since the purchase date;

•	the recent long-term lease extension by the tenant; and

•	the independent appraisal obtained in connection with the contribution of the property.

Our advisor earned $662,500 in acquisition fees, plus is entitled to reimbursement of $132,500 in acquisition expenses in connection with the acquisition of the Will Partners property. Additionally, our sponsor earned a disposition fee of approximately $1.3 million in connection with the contribution of the Will Partners property, which is to be paid to the sponsor by the contributors pursuant to the terms of their separate asset management agreement with the sponsor, which was terminated at the time of the contribution. These various fees and expense reimbursements have been temporarily deferred by our advisor and sponsor, respectively.

In connection with the contribution of the Will Partners property, we entered into a tax protection agreement with the contributors obligating our operating partnership to reimburse the contributors (or their affiliates that received the operating partnership units) for tax liabilities resulting from their recognition of income or gain prior to June 4, 2020 in the event that our operating partnership takes certain actions with respect to the Will Partners property, the result of which causes such recognition of income or gain.

The market and demographic data contained in the following description of the Will Partners property was primarily obtained from the appraisal of the property. Although we believe this independent source is reliable as of its date of issuance, the market and demographic information contained therein has not been independently verified, and we cannot ensure the accuracy or completeness of this information. As a result, you should be aware that the market and demographic data contained in the following description, and beliefs and estimates based on such data, may not be reliable.

The Will Partners property is a single-story warehouse/distribution facility containing approximately 700,200 rentable square feet located at 5800 Industrial Drive, Monee, Illinois, part of the South Suburban Chicago submarket. The property was built in 2000 and is located on an approximately 34.3 acre tract of land in Will County, approximately 38 miles southwest of Chicago. The Will Partners property consists of the warehouse/distribution building and surface parking areas, with approximately 20% of the tract being undeveloped land.

The Will Partners property is leased in its entirety to World Kitchen, LLC under a triple-net lease. The Will Partners property was a build-to-suit for World Kitchen, which has occupied the property since its completion. World Kitchen utilizes the property as its principal regional distribution center, one of two such centers for the company in the U.S. The Will Partners property has instant access to Interstate 57, which connects to other major interstates in the area, including I-80, I-90, I-94 and I-294. The tenant base in this submarket is generally comprised of national and regional distribution companies, as well as an assortment of manufacturing companies that operate in the chemical, petroleum and plastic industries.

World Kitchen is a leading manufacturer, designer, developer and/or marketer of consumer bakeware, dinnerware, kitchen and household tools, rangetop cookware and cutlery products, under brand names such as Correlle, Chicago Cutlery, Ekco, Baker’s Secret, Revere, Magnalite and Vision. Major trademarks licensed to World Kitchen include Pyrex, Corningware and Olfa.

The original Will Partners lease commenced in 1999 and, upon closing of the acquisition, was extended through February 29, 2020 by an amendment to the lease. The rent schedule for the remaining term of the lease is as follows:

Month Commencing	Approximate Annual Base Rent	$/Square Foot

March 2010	$2,311,000	$3.30

March 2016	$2,455,000	$3.50

March 2019	$2,675,000	$3.82

Until June 4, 2013, World Kitchen has the option to require our operating partnership to expand the building on the property (at an expense of up to $35 per square foot) to add up to an additional 191,000 rentable square feet thereto, which would require an extension of the lease an additional 10 years from the date the expansion is substantially completed. In addition, World Kitchen has the option to extend the lease term for an additional five-year period at fair market rent (as defined in the lease) and an option to purchase the property for fair market value (as defined in the lease).

KeyBank Revolver

On June 4, 2010, our operating partnership entered into a credit agreement (the “KeyBank Credit Agreement”) pursuant to which KeyBank National Association provided our operating partnership with approximately $16.9 million of financing under a revolving credit facility, which we utilized to acquire the Will Partners property. KeyBank serves as the administrative agent, and an affiliate of KeyBank serves as lead bookrunner and arranger for this revolver, which has a term of three years, maturing on May 28, 2013, and requires monthly interest-only payments. Per the terms of the KeyBank Credit Agreement, KeyBank committed to provide our operating partnership with up to $25 million of financing under the revolver for us to finance the acquisition of properties, of which approximately $8.1 million remained available upon the acquisition and financing of the Will Partners property. Under the terms of the KeyBank Credit Agreement, our operating partnership has the option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) LIBOR multiplied by the Statutory Reserve Rate (as defined in the KeyBank Credit Agreement) to which the administrative agent is subject, with respect to this rate, for Eurocurrency funding, plus 3.75% (“LIBOR-based”), or (b) an alternate base rate, which is the greatest of the (i) Prime Rate, (ii) Federal Funds Rate plus 0.50%, or (iii) the adjusted LIBOR-based rate set forth in subsection (a) plus 1.00%, plus 2.75%. For the initial $16.9 million our operating partnership borrowed under the revolver to acquire the Will Partners property, our operating partnership elected to have the LIBOR-based rate apply to such amount, which amounted to an initial interest rate of 5.75%. Our operating partnership may change this election from time to time, as provided by the KeyBank Credit Agreement. The revolver is secured by cross-collateralized first mortgage liens or first lien deeds of trust on all properties acquired using borrowings thereunder. Our operating partnership may prepay any amount of the revolver, in $100,000 increments with a minimum prepayment of $500,000, at any time without penalty. Pursuant to a guaranty dated June 4, 2010 in favor of KeyBank, we serve as a guarantor of the full balance due under the revolver.

In connection with the revolver, our operating partnership will pay an annual facility fee of 0.45% of the average daily balance of unused commitments that is payable quarterly, paid a market-based initial commitment fee of 0.75% of the total commitments, an initial arrangement fee of 0.625% of the total commitments and an administrative fee of $35,000 per year, and will reimburse KeyBank for certain lender expenses. Upon closing of the Will Partners acquisition, our operating partnership paid initial lender fees and reimbursed lender expenses of a total of approximately $464,000.

The lead bookrunner and arranger is seeking commitments from other lenders for up to $50 million in additional initial commitments under the KeyBank Credit Agreement. If such commitments are obtained, any borrowings thereunder would be on the same terms as described above. Prior to November 28, 2011, our operating partnership may request an increase in the total commitments under the KeyBank Credit Agreement up to $150 million, upon which request, the administrative agent shall use its best efforts to obtain increased or additional commitments to fulfill such request. The KeyBank Credit Agreement and related loan documents contain a number of customary representations, warranties, covenants and indemnities.

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